1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3386 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM BIELEFELD

william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 773 562 8222 Fax

September 1, 2023

Alberto H. Zapata, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund File Nos: 333-271866, 811-23460

Dear Mr. Zapata:

We are writing in response to comments provided on August 28, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on August 4, 2023 on behalf of Accordant ODCE Index Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 5 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Cover Page

Comment 1.      Please expand the disclosure to reference the Fund’s fundamental policy to invest, under normal circumstances, more than 25% of its total assets in real-estate investments.

Response 1.       The disclosure has been revised accordingly.

Comment 2.      Please expand the disclosure to explain how the Adviser will select Underlying Funds and include updates to any risk factors, if applicable.

Response 2.       The disclosure has been revised accordingly.

Prospectus

Comment 3.      Please include disclosure in the prospectus to note that the Fund may invest up to 20% of net assets in Underlying Funds that are not Eligible Component Funds.

Response 3.       The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld